

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

Via E-mail
Mark W. Funke
President and Chief Executive Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

Re: **Southwest Bancorp, Inc.**
        Registration Statement on Form S-4
        Filed July 7, 2015
        File No. 333-205521

Dear Mr. Funke:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   The tax consequences of the transaction appear to be material under Item 601(b)(8) of Regulation S-K. In this regard, we note your disclosure on page 4 that you expect "the merger will qualify as a 'reorganization' within the meaning of Section 368(a) of the Internal Revenue Code of 1986 . . . with the result that the portion of FCB common stock exchanged for SWB shares will generally be tax-free." As such, please revise to file a tax opinion. In addition, we note your disclosure on page 9 that the merger is "intended to qualify as a reorganization . . . ," and on page 54 that "the following discussion assumes that the merger qualifies as a 'reorganization' within the meaning of Section 368(a) . . . ." Please do not assume the material tax consequences at issue and remove such statements from your registration statement. Please refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel

cc: Justin L. Jackson, Esq.